02 DEC -4 AM 10:41

02060223

Exemption #: 82-5037

December 4, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of Saskatchewan Wheat Pool's Annual Filing of Reporting Issuer. This was filed with the Toronto Stock Exchange and provincial securities commissions.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours very truly,

Debbie Vargo

for: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

dw 12/6

SEC Exemption #: 82-5037

POOL

Saskatchewan Wheat Pool

ANNUAL FILING OF REPORTING ISSUER

November 28, 2002

SEC Exemption #: 82-5037

NAME OF REPORTING ISSUER

Saskatchewan Wheat Pool (The "Pool" or the "Company")

JURISDICTION UNDER WHICH INCORPORATED, ORGANIZED OR CONTINUED

The Pool was incorporated under a private Act of the Saskatchewan Legislature in 1924. The Company is presently governed by *The Saskatchewan Wheat Pool Act, 1995*, also a private Act of the Saskatchewan Legislature.

FINANCIAL YEAR END

July 31

SHARE CAPITAL AND PRINCIPAL HOLDERS

The Company's authorized capital consists of an unlimited number of Class "A" Voting Shares and an unlimited number of Class "B" Non-Voting Shares.

Class "A" Voting Shares may only be issued to an entity or a person engaged in farming or raising of livestock or poultry in Canada or owning farmland in Canada utilized for these purposes. Such entity or person is not entitled to hold more than one Class "A" Voting Share. Class "A" Voting Shares carry the exclusive right to vote for the election of delegates of the Company who exercise all powers that are ordinarily exercised by holders of voting shares. These powers include the right to elect directors and enact bylaws governing the business and affairs of the Company, except with respect to certain matters as specified in its governing legislation. As at July 31, 2002, 72,328 Class "A" Voting Shares were issued and outstanding.

Class "B" Non-Voting Shares are traded publicly on The Toronto Stock Exchange and cannot be sold, transferred or assigned to a person if the transaction will result in the person beneficially holding more than 10% of the Company's issued and outstanding Class "B" Non-Voting Shares. Class "B" Non-Voting Shares carry no right to vote except where specifically provided in the Company's legislation and except at meetings of holders of Class "B" Non-Voting Shares as a class. Meetings of the holders of the Class "B" Non-Voting Shares must be called to approve matters that have been specified in the Company's legislation as affecting the rights of the holders of the Class "B" Non-Voting Shares. As at July 31, 2002, 37,425,219 Class "B" Non-Voting Shares were issued and outstanding.

SEC Exemption #: 82-5037

DIRECTORS

Name	Office	Term	Principal Occupation	Class "A" Shares*
Marvin D. Wiens	President (1)(2)(4)(5) Vice-President Director	2000-2003 1997-2000 1984-2005	President of the Pool	2
Thaddeus Trefiak	Vice-President(1)(5) Director	2001-2003 1999-2003	Farmer	1
Ferne Nielsen	Vice-President (1)(2)(4) Director	2001-2003 2000-2004	Farmer	1
Ryan Anderson	Director (4)	1998-2005	Farmer	1
Leonard Yeaman	Director (3)(5)	2000-2003	Farmer	1
Gary Wellbrock	Director (3) Vice-President Director	2001-2003 2000-2001 1989-2001	Farmer	2
Andre F. Perras	Director (2)(4)	1997-2003	Farmer	1
Tom Cameron	Director (3)	2001-2003	Farmer	2
Murray Purcell	Director (2)	2001-2004	Farmer	2
Terry Baker	Director (3)	2001-2003	Farmer	1
Allan Moorman	Director (4)(5)	2001-2003	Farmer	1
Allan Beblow	Director (5)	2002-2004	Farmer	1
Douglas Kitchen	Non-voting Advisor	2000-2003	Managing Director, Rosenthal Collins Group	-
Dallas Howe (Appointment expired on July 31, 2002)	Non-voting Advisor	2000-2002	President & CEO, BDM Information Systems	1

Committees:
(1) - Executive
(2) - Corporate Governance
(3) - Audit
(4) - Compensation
(5) - Member Relations

* In addition to holding one Class "A" Voting Share directly, certain directors have an interest in entities, which also hold Class "A" Voting Shares. No person or entity is entitled to hold more than one Class "A" Voting Share.

SEC Exemption #: 82-5037

The Provinces of Alberta, Saskatchewan and Manitoba are divided into 12 districts and 105 sub-districts. The holders of the Pool's Class "A" Voting Shares elect 105 delegates from the sub-districts to represent them for a three-year term and to exercise the powers they would ordinarily exercise as voting shareholders. In turn, delegates from each of the 12 districts elect from their number one director to serve on the Board of Directors. The holders of Class "B" Non-Voting Shares are not entitled to vote for directors.

EXECUTIVE COMPENSATION

The following table sets forth compensation paid to individuals who were, as at the year ended July 31, 2002, the Chief Executive Officer and the other four most highly compensated Executive officers of the Company at the end of the fiscal year (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation Awards	
		Salary ($)	Bonus[1] ($)	Other Annual Compensation[2] ($)	Securities Under Options Granted[3] (#)	All Other Compensation ($)
Mayo M. Schmidt	2002	787,500	-	134,188[4]	-	11,658[5]
Chief Executive Officer	2001	582,082	262,500	452,845[6]	360,000	13,500[5]
	2000	241,839	-	-	360,000	325,072[7]
Michael P. McCord	2002	414,953	-	117,732[8]	16,000	7,364[9]
Executive Vice-President,	2001	302,798	147,712	161,865[10]	88,274	10,727[9]
Finance & CFO	2000	75,000	-	-	-	49,000[11]
William E. Hill	2002	302,791	-	88,838[12]	16,000	7,364[9]
Senior Vice-President,	2001	273,637	53,303	-	73,099	12,958[9]
Grain Group	2000	29,487	-	-	-	26,769[13]
Francis J. Malecha	2002	237,464	-	97,445[14]	7,500	7,364[9]
Vice-President, Merchandising	2001	199,801	65,197	30,000[15]	39,151	11,886[9]
& Transportation	2000	21,744	-	-	-	46,305[16]
Percy J. Crossman	2002	236,069	-	65,880[14]	7,500	7,437[9]
Vice-President, Operations	2001	189,928	63,684	-	34,127	7,290[9]
	2000	129,609	-	-	3,180	-

SEC Exemption #: 82-5037

Notes:

1) Bonuses are incentive cash payments under the Company's incentive pay plan. They are reported as compensation for the fiscal year for which they were earned and are based on the achievement of objectives including financial, business unit, and individual components. In fiscal 2002, the Corporation did not achieve an EBITDA level, which would have triggered payments from the Plan.
2) In fiscal years 2000, 2001 and 2002, the value of perquisites and benefits for each Named Executive Officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus of such officer.
3) All options granted were for the purchase of the Company's Class "B" Non-Voting Shares.
4) This payment includes a tax equalization payment between Saskatchewan, Canada and California, U.S.A. of $24,912, a payment of accrued vacation of $15,526 and a retention bonus of $93,750 which reflects the first quarterly payment of the second year of a three year retention program, which is repayable to the Company if Mr. Schmidt terminates his employment with Saskatchewan Wheat Pool prior to March 1, 2003.
5) Reflects pension contributions to a personal RRSP.
6) This payment included a tax equalization payment between Saskatchewan, Canada and California, USA of $77,845, and a retention bonus of $375,000 which was deemed earned, but not fully paid at July 31, 2001. In fiscal 2001, $93,750 of the earned retention payment was paid.
7) This payment included a signing bonus of $240,438, a relocation bonus of $72,860 and a pension contribution to a personal RRSP of $11,774.
8) This payment includes a tax equalization payment between Saskatchewan, Canada and Nebraska, U.S.A. of $58,578, and retention bonuses of $59,154 which includes the first quarterly payment of $29,154 of his second year of a three year retention program which is repayable to the Company if Mr. McCord terminates his employment with Saskatchewan Wheat Pool prior to March 1, 2003.
9) This payment represented contributions to the Company's defined contribution pension plan.
10) This payment included a tax equalization payment between Saskatchewan, Canada and Nebraska, USA of $15,250 and a retention bonus of $146,615 which was deemed earned, but not fully paid at July 31, 2001. In fiscal 2001, $59,154 of the earned retention payment was paid.
11) This payment includes a signing bonus of $45,000 and a pension plan contribution of $4,000.
12) This payment reflects a retention bonus paid on the first anniversary date of a three year retention program.
13) This payment includes a signing bonus of $25,000 and pension plan contribution of $1,769.
14) This payment reflects retention bonuses paid.
15) This payment reflects a retention bonus paid on the first anniversary of employment.
16) This payment includes a signing bonus of $45,000 and a pension plan contribution of $1,305.

Options

The following table sets forth the grants of stock options to the Named Executive Officers pursuant to the Management Stock Option Plan of the Company during the year ended July 31, 2002. All options granted were for the purchase of the Company's Class "B" Non-Voting Shares.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name	Securities Under Options Granted[1] (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant[2] ($/Share)	Expiration Date
Mayo M. Schmidt	-	-	-	-	-
Michael P. McCord	16,000	4.9%	2.55	2.55	August 21, 2011
William E. Hill	16,000	4.9%	2.55	2.55	August 21, 2011
Francis J. Malecha	7,500	2.3%	2.55	2.55	August 21, 2011
Percy J. Crossman	7,500	2.3%	2.55	2.55	August 21, 2011

Notes:
1) Options were granted on August 21, 2001 for the year ended July 31, 2001. Each grant is exercisable with respect to one-quarter (25%) of the indicated number on or after August 21, 2002, and with respect to the balance, an additional one-quarter (25%) is exercisable on or after August 21, 2003, August 21, 2004 and August 21, 2005, respectively.
2) Market values are based on the August 21, 2001 closing price on the Toronto Stock Exchange for the Company's Class "B" Non-Voting Shares.

The following table sets forth the options exercised during the year ended July 31, 2002 by the Named Executive Officers and the year-end value of unexercised in-the-money options held by such individuals at July 31, 2002.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End[1] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mayo M. Schmidt	--	--	225,000	495,000	0	0
Michael P. McCord	--	--	22,069	82,205	0	0
William E. Hill	--	--	18,275	70,824	0	0
Francis J. Malecha	--	--	4,788	36,863	0	0
Percy J. Crossman	--	--	13,863	35,096	0	0

Note:
1) Amounts equal the market value of the Company's Class "B" Non-Voting shares on July 31, 2002 less the exercise price of the options.

Pension Plans

Defined Contribution Plans

All Named Executive Officers, except for the Chief Executive Officer, participate in the Company's defined contribution plan entitled "Saskatchewan Wheat Pool and Affiliated Companies Accumulation Pension Plan". Pursuant to this plan, but subject to Income Tax Act maximum contribution rules, the employee contributes 5% of earnings and the Company contributes 6% of the employee's earnings. At retirement, an annuity is purchased for the value accumulated from the employee and employer contributions plus investment earnings. Normal retirement age is 65. Benefits under this plan depend upon the contributions made by the participants and the Company as well as the investment earnings.

For the Chief Executive Officer, the Company contributes $11,658 annually to a personal RRSP account.

Supplemental Executive Retirement Plan

None of the Named Executive Officers participate in a "Supplemental Executive Retirement Plan".

Employment Contracts

The Company held employment contracts with the Chief Executive Officer, Executive Vice-President - Finance & CFO, and Senior Vice-President - Grain Group. The Company did not hold employment contracts with any other of its Named Executive Officers.

Compensation Committee

The Compensation Committee assists the Board of Directors in determining the Company's executive compensation policy, base salary adjustments, executive incentive pay, and stock option entitlement. The members of the Compensation Committee during the fiscal year, which ended July 31, 2002, were:

Ryan A. Anderson (Chairman)
Marvin D. Wiens (Vice-Chairman)
Andre F. Perras
Ferne B. Nielsen
Allan Moorman (commencing April 2002)
Murray G. Purcell (to April 2002)

At July 31, 2002, Mayo M. Schmidt, Chief Executive Officer, was a non-voting ex-officio member of the Committee. In addition, Douglas Kitchen, outside Board Advisor, participates as an ex-officio member when requested by the Committee's chairman.

Report on Executive Compensation

The Compensation Committee is a standing committee of the Board of Directors of the Company, established to assist the Board of Directors in determining employee compensation and human resources strategies for the Company. The Compensation Committee is responsible for the following specific matters in respect of Executive officers' compensation:

1. developing and recommending to the Board of Directors of the Company for approval: the compensation philosophy or policy that applies to all out-of-scope employees, including Executive officers of the Company; the compensation strategies or levels of the President and Chairman of the Board of Directors, the two part-time Vice-Presidents of the Board of Directors and the Chief Executive Officer and through the Chief Executive Officer, compensation strategies for all other Executive officers of the Company; and the Company's pension plans and all other benefit plans to ensure the appropriateness thereof; and

2. reviewing the overall parameters of the Company's Management Stock Option Plan and recommending to the Board of Directors of the Company for approval stock options allocations for the Chief Executive Officer, annual stock option allocations thereunder for the President and Chairman of the Board of Directors and the two part-time Vice-Presidents of the Board of Directors and reviewing and approving annual stock option allocations for Executive officers and other management employees reporting through the Chief Executive Officer.

In completing the foregoing responsibilities, the Compensation Committee may engage consultants, compensation specialists and accesses other resources as appropriate in order to provide competitor analysis of compensation. Such analysis is used to ensure that the Company's overall compensation strategies and levels are competitive with those of its competitor group companies.

A total compensation program which ensures the ability to attract, retain, motivate and reward highly competent human resources is critical to the success and growth of the Company. The Company has developed a total compensation philosophy ("Total Compensation Philosophy") which provides employees with a policy that is internally equitable and competitive within its target market in order to facilitate the attraction and retention of high quality employees, and to motivate them to achieve individual, business unit and corporate financial performance objectives. The achievement of these objectives is intended to create shareholder value and advance the growth and strength of the Company within its market.

The Total Compensation Philosophy is brought to life through the development, implementation and management of compensation programs spanning the four key areas of base salary, short-term variable cash, long-term incentives and benefits. These components, as they relate to Executive officers and their related objectives, are described below.

Base Compensation

The Company's annual salary program is based on three fundamental "fairness" criteria. The three criteria consist of external, internal and individual equity. External equity is achieved by offering base salary rates of pay which correspond to prevailing rates in the Company's target labour marketplace. To determine what the prevailing market rates are for core positions in the target market, an external management consulting firm is retained to conduct an annual market analysis and, subject to Board of Director approval, the base salary structure is adjusted accordingly. The Company's external base salary policy is established by targeting at or above market compensation, through comparison to a group of approximately 30 Canadian industrial corporations with comparable revenues to the Company compiled by a Canadian consulting firm.

The second criterion of internal equity is maintained by ensuring that base annual salary ranges correspond to the relative internal value (within the Company) of each job, as determined by a job evaluation analysis of positional accountabilities and requirements. Executive officers' positions, excluding the Chief Executive Officer, are evaluated by an external consultant through the use of a widely accepted executive management job evaluation system.

The third "fairness" criterion, individual equity, is achieved by ensuring that individual salary range placement recognizes increasing levels of competency or personal growth and related performance. This is based on the principle that as employee competencies and abilities grow, value and contribution to the organization increase. On an annual basis, individual development and performance objectives are set and subsequently assessed at fiscal year-end to determine the degree to which competencies were developed and utilized, and objectives were achieved. Based on the results of the performance review process, an in-range salary adjustment may be warranted to reflect "pay for results". All Executive officers' positions, except for the Chief Executive Officer have a salary range.

Short-Term Variable Compensation

The objective of the Company's market-competitive, short-term variable pay program is to recognize and reward the accomplishments and contributions of Executive officers, and encourage ever-increasing levels of performance and contribution. The short-term pay program is also designed to ensure that a portion of pay is aligned with business cycles and the variable nature of operational and financial results.

Executive officers' short-term variable pay is linked to the achievement of financial and business goals. The financial goals are measured as corporate Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA). Target payouts vary across the Chief Executive Officer, Executive/ Senior Vice-President and Vice-President levels, reflecting the varying levels of accountability and authority for impacting the success and viability of the Company.

In the context of business planning and ongoing performance measurement, an assessment of performance results and the extent to which target objectives were achieved is conducted at the close of each fiscal year, with variable payouts occurring by October 31 of each year.

In fiscal 2002, the Corporation did not attain an EBITDA at the Plan's threshold level. Therefore, no incentive payments were made to the Named Executive Officers of the Company for fiscal 2002.

Long-Term Compensation

The Management Stock Option Plan ("MSOP") is the Company's long-term incentive plan for executives and senior management, including certain affiliated entities. The objective of the Company's MSOP is to attract and retain the services of key staff by providing a competitive long term compensation program and an opportunity to participate and benefit from purchasing an equity interest comprised of Class "B" Non-Voting Shares in the Company. Stock option grants for Class "B" Non-Voting Shares are only awarded to employees within eligible positions (all Executive officers are eligible) who have received at least a "satisfactory" performance assessment. Eligible and participating employees are motivated towards thinking and acting like owners and in a broader strategic context, thereby aligning their interests with those of shareholders.

Commencing with fiscal 2002, all option grants are based on a fixed number of shares by position level. The option grant stock price is the closing price of Class "B" Non-Voting Shares the day of the grant. Options are vested over a period of four years (i.e. 25% per year), and must be exercised within 10 years of the grant. In fiscal 2002, all Executive officers except for the Chief Executive Officer received stock options.

The exception is for the Chief Executive Officer. In lieu of annual option grants, the Company granted Mayo M. Schmidt two special option grants each for 360,000 Class "B" Non-Voting Shares of the Company. The first grant was issued on January 12, 2000 and the second grant was issued on February 21, 2001. The options expire on the tenth anniversary date of being granted.

Benefits

The Company offers the Named Executive Officers a competitive array of benefit programs that provide for life insurance, income protection, dental and vision coverage, extended health, health spending account, pension, fitness memberships, financial planning and an executive automobile. The objective of these programs is to provide a measure of financial security, and serve as an incentive to encourage the health and well being of employees.

Chief Executive Officer

The Compensation Committee reviewed the base pay for the Chief Executive Officer in August 2001, and the Board of Directors of the Company approved the recommendation submitted by the Committee to increase the salary of the Chief Executive Officer effective November 1, 2001. A competitive salary was established with the assistance of a Canadian consulting firm that, as part of its consulting assignment, provided chief executive officer compensation information on nine selected publicly traded Canadian corporations with a food and agricultural focus.

For fiscal 2002, under the Short-Term Incentive Pay Plan, the Corporation did not attain an EBITDA at the Plan's threshold level and no incentive payments were made to the Chief Executive Officer.

The Board of Directors also agreed to pay an annual tax equalization payment, to a maximum of $100,000 per year, equal to the difference between the income tax payable on his salary and short-term incentive pay between Saskatchewan, Canada and California, USA. The Chief Executive Officer is in the second year of a three-year Retention Program. The program commenced on March 1, 2001, which the Chief Executive Officer is eligible for a retention payment equal to 50% of his March 1, 2001 annual salary for each year of the program. The retention payments for the term of the three-year program are to be paid to the Chief Executive Officer on a quarterly basis. The retention payment for the first year (March 1, 2001 to February 28, 2002) was considered earned on the date the program was implemented. To be eligible for the second year (March 1, 2002 to February 28, 2003) and third year (March 1, 2003 to February 29, 2004) payments, the Chief Executive Officer must be employed with the Company for the full year. Quarterly payments made in the second and third year of the program are to be repaid to the Company if he terminates his employment prior to completing the full year.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Pool's Class "B" Non-Voting Shares with the cumulative total return of the Toronto Stock Exchange (TSE) 300 stock index.


Saskatchewan Wheat Pool - S&P/TSX
$250
$200
$150
$100
$50
$0
April 02/96
July 31/96
July 31/97
July 31/98
July 31/99
July 31/00
July 31/01
July 31/02
SWP
S&P/TSX

Notes:

1) The Company's Class "B" Non-Voting Shares were listed on the TSE on April 2, 1996.
2) The return shown for the Company assumes $100 invested on April 2, 1996 in Saskatchewan Wheat Pool Class "B" Non-Voting Shares at $12 per share, the market price immediately prior to listing.
3) Company dividends on Class "B" Non-Voting Shares are assumed to be reinvested at the share price on the payment date.
4) The TSE 300 stock index is the total return index, including dividends reinvested.

SEC Exemption #: 82-5037

Compensation of Directors

Directors of the Company received an annual retainer of $10,000 (paid quarterly) plus a per diem of $250 for each full day and $130 for each half day spent on Company business to a maximum of 95 days per year. Directors are reimbursed for travel and out-of-pocket expenses incurred while on Company business. In addition, the Company annually contributes up to approximately $500 towards disability and life insurance for each non-salaried director. The Company's bylaws were amended on November 22, 1997 to allow for the granting of stock options to directors of the Company pursuant to the Management Stock Option Plan. The first options granted to directors pursuant to the plan took place in August 1998 with each director receiving 500 options. In August 1999, the plan allowed for the granting of options for 1,500 Class "B" Non-Voting Shares to each director of the Company annually. In fiscal 2002, the Plan was further amended to provide each non-salaried elected director with an option grant equal to 5,000 Class "B" Non-Voting Shares per year.

Commencing in March 2002 the Company's Board of Directors elected two Vice Presidents. The Vice Presidents receive an annual retainer of $40,000 (inclusive of the amount received as a director, and paid quarterly) plus a per diem of $250 for each full day spent on Company business to a maximum of 95 days per year. Prior to March 2002, the Vice Presidents were compensated by salary only. The Vice Presidents are reimbursed for travel and out-of-pocket expenses incurred while on Company business. The Company also contributes up to $500 annually towards disability and life insurance for each individual. Each Vice President is also eligible for an option grant of 6,000 shares per year (inclusive of the option grant of 5,000 shares per year received as a director).

The President & Chairman, who is elected from the Board of Directors, is compensated as salaried officer of the Company and is not entitled to any retainer or per diems.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since August 1, 2001 there have been no transactions involving a direct or indirect interest of any insider of the Company which has materially affected the Company or any of its subsidiaries. The Company is not aware of any proposed transactions of this nature.

AUDITOR OF THE REPORTING ISSUER

Deloitte & Touche, Chartered Accountants, Regina, Saskatchewan are the auditors of the Pool and have fulfilled that role for a term exceeding five years.

MANAGEMENT CONTRACTS

Since August 1, 2001 there have been no contracts involving the substantial performance of management functions in the Company by a person or Company other than the directors or senior officers of the Company.